IS3D, LLC

A Georgia LLC

https://www.cogenteducation.com

$1,000,000 MAXIMUM OFFERING
$100,000 MINIMUM OFFERING

Revenue Share Agreement Offered
$200 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Jan 17 2017.

OVERVIEW INFORMATION

Issuer Information

Name of issuer:
IS3D, LLC
Entity Form:
LLC
Jurisdiction of Organization:
Georgia
Date of Organization:
2010-04-10
Physical address:
320 East Clayton St. Suite 504 Athens GA 30601
Website address:
https://www.cogenteducation.com

Intermediary Information

Intermediary:
GrowthFountain Capital, LLC
CIK Number:
0001668506
SEC File Number:
007-00028
CRD Number:
283380
Funding Portal Address:
www.GrowthFountain.com
Compensation to Intermediary:
6% of the closing amount raised + pass-through and registration fees
Ownership interest by Intermediary:
None

The Security Offering

Type of security offered:
Revenue Share Agreement
Voting rights:
No
Minimum target amount of offering:
$100,000
Oversubscription allowed:
Yes
Allocation method of oversubscription:
First Come First Serve
Maximum amount of offering:
$1,000,000
Deadline to reach target amount:
180 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of debt securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). IS3D, LLC , a Georgia LLC (the "Company" also referred to as an "issuer"), is offering a Revenue Share Agreement similar to a promissory note in the form attached hereto as Exhibit D (each, a "Note" and collectively, the "Notes") minimum investment of $200 targeting a maximum aggregate offering price of $1,000,000 The Company has established a minimum aggregate offering price of $100,000 prior to 2017-07-17 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that Notes in an aggregate amount equal to the minimum target amount will be subscribed for and therefore there is no guarantee that this Offering will be completed.

The minimum subscription by an investor is a $200 investment in the debt securities offered. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The Notes being offered will have transfer restrictions during the one-year period beginning when the Notes are issued. In addition, there is no ready market for the sale of the Notes and it may be difficult or impossible for an investor to sell or otherwise dispose of the Notes.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Notes.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.
These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Notes are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Notes will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/52

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company

IS3D, LLC , was organized on 2010-04-10 , as a Georgia LLC. The Company's headquarters is located at 320 East Clayton St. Suite 504 Athens GA 30601. The Company's website is www.cogenteducation.com .

Business Overview

IS3D, LLC is a company focused on building technologies to help students become better problem solvers and critical thinkers in the science classroom. The company markets its products under the brand name Cogent Education ™ .

The Problem

For the United States to compete in global markets, it is vital that our education system produces a skilled workforce to support our STEM (Science, Technology, Engineering and Math) based industries. Unfortunately, the U.S. is ranked just 25th in the world in science education, and while the U.S. economy added 230,246 new STEM jobs last year, the U.S. produced just 30,835 new STEM graduates.

Why are we in this situation?

One of the major problems is that more than 70% of high school students state that their science classes are neither interesting or relevant. In other words, our students see no connection between success in the science classroom and a rewarding career. This is not surprising as high school science classes are still dominated by textbooks while these students live a digital world of instant communication and interaction.

Another problem is that our education system has focused on the memorization of facts for tests, rather than helping students develop the skills they need for a successful career. All of these factors have resulted in a U.S. STEM workforce that lacks diversity as minorities and women continue to be underrepresented.

Hope

Over recent years, state and federal agencies have worked to improve STEM education. This has resulted in new standards for science education that focus on helping students develop critical thinking and problem solving skills. This shift from "Know What?" [facts] to "Know How" [skills] represents a huge challenge for teachers and schools. Fortunately, our company was founded by scientists and clinicians who built their careers applying these skills and we have worked for the past 5 years to meet this new challenge.

Our Solution

We believe that problem solving is a skill and that skills can be honed through practice. Successful scientists solve real world problems by applying the skills of the scientific method and these are the skills we want young people to practice and master. These skills are not just for science, they are for any career, which is why we believe that helping students develop these skills will give them the opportunity to live better lives.

Teachers are at the heart of everything we do. If we are not making products that help teachers achieve their goals, then we should not exist. It was teachers that told us that their students liked case studies because they made the science relevant to the real world. These case studies were paper-based descriptions of the work that scientists do in the real world. We decided that a better approach would be to make "Interactive Case Studies" (Interactive Cases ™) that allowed students to experience the scientific method first hand. We then asked teachers to identify the science concepts that their students struggled to master, and we made interactive case studies to address these concepts.

Our initial case studies were extremely effective in helping students learn these difficult science concepts, but teachers told us that software can often isolate them from their students, so we developed a system that instantly sends student data to their teacher. Our patent-pending technologies convert the data into a "heat map" for each student, and teachers can also see the text that students are writing in real time. This enables teachers to immediately identify students that may be struggling with a particular concept or skill and help that student immediately.

Our Advantage

Technology
We knew that developing a new approach to science education would take time and a lot of funding, and that no investor or venture capital firm would be willing to fund such an ambitious project. To solve this problem, we competed for state and federal small business grants. Since starting the company with $1,000, we have now won more than $5M in funding from these grants to build our technologies. This presents a significant barrier for our competitors as we have spent years developing, refining and proving our technologies work.

Efficacy
Each of the grants required that we demonstrate that our products are effective in helping students improve, and we now have 4 years of data from education researchers proving that our products work in the real science classrooms. This is important as schools are becoming much more data-driven - it is no longer sufficient to say that you have a great product, you have to be able to prove that your product is effective.

Flexibility
No two schools are alike as they often have a mix of hardware devices. Our platform enables a

student to start a case on one device (e.g., a PC) and then resume on a completely different device (e.g., tablet). This allows teachers to assign part of the case as homework in what is called a "flipped classroom" approach.

Meaningful Data

Teachers and schools are being asked to meet news science standards and to measure student performance on these new standards. Our Interactive Case Studies meet all of these new standards that relate to critical thinking and problem solving. Because we provide data on specific skills (e.g., analyzing data), then the development of these skills can be measured over a school year as students complete more cases. This is called "formative assessment" as the data can be used to help teachers identify areas where they need to modify their instruction to help their students succeed.

Scalability

Our first case study took a team of 10 people 2 years to develop, our latest case took 3 people just 6 weeks to create. This is because we have developed a suite of proprietary technologies that automate many of the tasks needed to create our cases. We have also recently proved that these technologies work to make similar products for elementary and middle schools and for college level engineering courses. All of the products report to the same data system for teachers, which means that the same formative assessment system can be used for any grade level.

Cost

For a school to use our 15 Biology Interactive Case Studies for a full year costs approximately $5 per student. Our products deliver a much deeper learning experience for students and they include all of the formative assessment features, which no other high school science products currently offer. By working with teachers, we have made sure that our tools are very easy to use and take just 30-40 minutes to learn how to use in the classroom. This helps schools to quickly implement our products, which also saves them money.

Competition

Our current competition in the high school market was developed more than a decade ago. As such, they do not meet all of the new science standards and do not have any formative assessment component. Since we started the company, there have been many startup companies in the elementary and middle school space, but there have been few (if any) for high school science. This is because high school science is difficult and the expectations of high school students for visual and interactive quality are much higher. The research showed that students of all ethnicities and genders enjoyed the cases, and that all learner levels (from special education up to Advanced Placement classes) benefited from using our products.

Adaptability

As scientists, we know that it is vital for students to practice hands-on skills as well as mental skills. We recently completed a pilot study in which we combined a virtual Interactive Case Study with a hands-on chemistry lab. The research demonstrated that adding the context of the Case Study to the lab greatly improved student learning of a difficult chemistry concept. We believe that this is where technology will have the biggest impact - where it is used to provide a context for hands-on activities, provides immediate insights into the atomic and molecular world of science and provides teachers with the data they need to help students succeed in all aspects of science. We are currently working with one of the largest science kit manufacturers in the U.S. to begin this next step for chemistry.

Why Should You Invest?

By investing in us, you will be investing in the future of the young people who will become the next generation of science professionals that will help the U.S. solve some of the greatest challenges of our time. We need nurses, doctors, and neurologists to tackle diseases such as obesity, diabetes, Parkinson's and Alzheimer's. We need chemists, physicists and engineers to develop renewable energy sources, to build energy efficient buildings and rebuild our broken infrastructure. All of these challenges can be met, but only if we equip our young people with the skills needed to succeed in life.

We cannot use any of the funds from our Small Business grants for sales and marketing activities as these grants can only be used for research and development (and this will impact how revenue will be calculated for purposes of the revenue sharing, so please review this calculation in the Description of Securities). As such, we need to raise additional capital that will enable us to expand our marketing and sales initiatives. We anticipate that approximately 50% of this raise will be used for sales and marketing with the remainder being used to accelerate the development of our other product ranges for chemistry and physics.   Once we have products for all of the core high school science courses (biology, chemistry and physics) we will have a complete science solution for high schools, which we anticipate will be a big inflection point for our revenues.

Business Plan

Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto. Founded by scientists, programmers, artists, game designers and educators, Cogent Education ™ works with teachers to support student learning of difficult science concepts. We create "Interactive Case Studies" in which students act as science professionals to solve real world problems. For example, to learn about osmosis, students act as a veterinarian trying to the save the life of a calf that is having seizures. As students progress through an Interactive Case, teachers can see how their students are performing in real time, which enables them to instantly identify students that may need their help.

These virtual environments provide engaging scenarios that enable students to understand the importance of science in their lives and to practice the skills needed to succeed in college and their future careers. Research performed by the College of Mathematics and Science Education at the University of Georgia, with more than 3,000 high school students, concluded that the effects of our

Interactive Case Studies on student learning were "staggering". The research also demonstrated that as students completed more cases, their ability to solve problems also improved.

We have completed a suite of cases for Biology courses, and we are seeking investment to expand our product line to other science courses and grade levels. Our vision is to provide teachers with the tools to help all students succeed regardless of their background.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder or certain covered persons identified in the Eligibility section below would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees

Full time employees: 16
Part time employees: 0

Officers

The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Thomas Robertson	2010-04-01	CEO/President Principal Financial Officer/Treasurer Controller/Principal Accounting Officer CEO & Managing Member
Tyler Wood	2015-01-01	CEO/President President & CMO

Board of Directors

The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date
Thomas Robertson	2010-04-01	CEO Cogent Education Cogent Education creates virtual environments to support student learning of difficult science concepts 2010-04-01
Bob Pinckney	2015-11-01	Director of Entrepreneurship, The University of Georgia Undergraduate and Graduate Education 2015-01-01

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Thomas Robertson	Common Units	5537500	51

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material.   For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company has confirmed that there are no related party transactions. This representation covers all the proposed transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons.   As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to 200 .   The securities are being offered until July 17 2017, unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material and each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering's   minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering and then has the subscription agreement countersigned by the issuer; (3) the investor transfers the funds required to purchase the offered securities to a third-party FDIC insured account designated by the Intermediary as being for the benefit of issuers and investors (the "***FBO Account***"); (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the funds would be released by the FBO Account agent to the issuer, less any required fees sent to the intermediary, and the issuer would issue the securities to the investor.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) with it always being the case that the investor would be able to cancel the investment commitment up until the 48-hour period prior to the new offering deadline, or (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment within five business days of receipt of the notice after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned, less any fees incurred, without any accrued interest.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total aggregate amount raised in the Offering if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met).   As a reminder, investors are required to reconfirm their investment commitment   within five days after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage

Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities

The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Series A Investment Units	2,500,000	675,000	Yes
Incentive Units	1,000,000	150,000	Yes
Common Units	10,000,000	10,000,000	Yes

Description of Securities, Material Terms and Other Rights:

Series A Investment Units : In the event that any investor hold Series A Investment Units that account for 15% or more of the total LLC units, they will have the following rights relating to major decisions taken by the board: their consent must be given for (i) The sale of all or substantially all of the assets of the Company; (ii) The dissolution and winding up of the Company; (iii) The removal or replacement of the Chief Executive Officer; (iv) The offer and sale of additional Units of the Company ; and (v) Any incurrence by the Company of any indebtedness other than indebtedness by the Company related to ordinary trade lines of credit for working capital secured by accounts receivable and inventory. Series A Investment Unit holders also have anti-dilution protection rights in the event of a Dilutive Issuance of stock (i.e., issuance of stock at a unit price lower than that paid for the Series A Investment Units). In the event of a Dilutive Issuance, the following formula will be applied to the Series A Investment Units: $AU = UH$ multiplied by $((OU + IU) / (OU + DU))$ Where: AU = The adjusted number of Units. UH = Number of Series A Investment Units held by the holder immediately prior to the Dilutive Issuance. OU = The total number of Units, on a fully diluted basis, outstanding immediately prior to the Dilutive Issuance. IU = The total number of Units issued in the Dilutive Issuance; and DU = The total number of Units that would have been issued in the Dilutive Issuance in exchange for the total issuance price paid in such Dilutive Issuance if such Units had instead been issued at the Base Price. For distributions, including those associated with any liquidation event, the Series A Investment Units and Common Units are treated equally as one class of units.

Incentive Units : The Board has the authority to issue up to 10% of the total outstanding units of the LLC as Incentive Units (also referred to as "Profits Interest Units") in compliance with Rule 701 of the Securities Act. Incentive Units may be issued to Managers, Officers, employees, consultants, advisers or other service providers of the Company in accordance with the Company's written Incentive Plan.

The Incentive Units are intended to constitute "profits interests" in the Company within the meaning of Revenue Procedures 93-27 and 2001-43 by the IRS. These units may, or may not, be subject to a vesting period and, upon vesting, are entitled Distributions that exceed the associated Profits Interest Hurdle (the amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time such Units are issued).

Common Units : Voting Rights

DESCRIPTION OF SECURITIES OFFERED

General Terms

The type of security being offered is a debt security in the form of a Revenue Share Agreement which contains a promise to repay a sum certain similar to a promissory note (a form of the Revenue Share Agreement is attached as Exhibit D). These Notes are unsecured so that the repayment obligation is supported only by the Company's creditworthiness and not by any specifically identified collateral. As a debt security, the Notes have no voting rights, which means that purchasers of the Notes will have no ability to vote on any matters relating to the Company.

The Revenue Share Agreement contains a promise by the Company to repay each investor a dollar amount equal to two times (2x) the value that such investor invested in their respective Note, in each case in the manner described below.

Beginning with the second full 12-month financial reporting period following the completion of the Offering, the Company will set aside a dollar amount equal to five percent (5%) of the Company's non-grant revenue recorded during such financial reporting period (such amount, the "Revenue Pool"). The size of the Revenue Pool may vary from year to year based on the performance of the Company, but will always comprise five percent (5%) of the Company's net revenues for such year. **PLEASE NOTE: The Revenue Pool excludes all revenues from Federal grants under the SBIR programs because grant revenues can only be used to fund research and development activities**. For Financial Year 2014, the sharable revenue associated with sales of the products and also revenues from the sales of State Tax credits would have been $1,233 and for Financial Year 2015 the sharable revenue would have been $506,242.

Beginning with the second full 12-month financial reporting period following the completion of the Offering, unless the Company exercises its forbearance right as provided below, the Company will pay to each investor a dollar amount equal to the product calculated by multiplying (a) the Revenue Pool by (b) a fraction the numerator of which is the individual dollar amount that such investor invested in the Notes and the denominator of which is the aggregate dollar amount of all the Notes sold in the Offering. In this manner, each investor will receive their pro-rata share of the Revenue Pool in each applicable financial reporting period until such time that each investor is paid back a dollar amount equal to two times (2x) the value that such investor invested in the Notes. The Company has the right to forebear one annual payment of the revenue share amount upon notice to the investors. Consequently, the Company will have no repayment obligation in the first full twelve (12) month financial reporting period following the Offering and it may also have no repayment obligation in one additional twelve (12) month financial reporting period which would delay the repayment of the required amount to each investor. The Company may not exercise this forbearance right more than once.

The Company has the right to repay an amount in excess of the Revenue Pool in any given period, provided that each investor receives their pro-rata share of such excess amount. The Company will have no further payment obligations once it has returned to each investor an amount equal to twice (2x) the amount that each investor invested in their respective Note. The form of Note is attached as Exhibit D. Each investor should review this form of Note to better understand the exact terms that would be applicable to each Note. Additional information on how the Revenue Pool will be calculated is included in the Financial Condition section.

Voting Rights and Limitations

The Notes have no voting rights and will be excluded from all voting. The ability to modify the rights of the Revenue Share Agreement will be set forth in the final form of the Revenue Share Agreement attached to the Subscription and Purchase Agreement. The default is the written consent of the Company and the participants in the Offering holding a majority of the dollar amount raised in the Offering.

Restrictions on Transfer of the Notes

Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Differences between the securities being offered and the other classes of securities:
The security being offered is a Revenue Sharing Agreement and does not have any voting or residual economic rights in the Company. The other classes of securities are equity holders that do have voting and residual economic rights in the Company. The LLC has two classes of units: Series A Investment Units held by investors (AT&T Media Inc., and Athens Cambridge Oak Fund LP) and common units. Currently, Series A Investment Units account for 5.88% of the total LLC units. In the event that any investor hold Series A Investment Units that account for 15% or more of the total LLC units, they will have the following rights relating to major decisions taken by the board: their consent must be given for: (i) The sale of all or substantially all of the assets of the Company;
(ii) The dissolution and winding up of the Company;
(iii) The removal or replacement of the Chief Executive Officer;

(iv) The offer and sale of additional Units of the Company ; and

(v) Any incurrence by the Company of any indebtedness other than indebtedness by the Company related to ordinary trade lines of credit for working capital secured by accounts receivable and inventory.

Series A Investment Unit holders also have anti-dilution protection rights in the event of a Dilutive Issuance of stock (i.e., issuance of stock at a unit price lower than that paid for the Series A Investment Units). In the event of a Dilutive Issuance, the following formula will be applied to the Series A Investment Units:

$AU = UH$ multiplied by $((OU + IU) / (OU + DU))$
Where:
AU = The adjusted number of Units.
UH = Number of Series A Investment Units held by the holder immediately prior to the Dilutive Issuance.
OU = The total number of Units, on a fully diluted basis, outstanding immediately prior to the Dilutive Issuance.
IU = The total number of Units issued in the Dilutive Issuance; and
DU = The total number of Units that would have been issued in the Dilutive Issuance in exchange for the total issuance price paid in such Dilutive Issuance if such Units had instead been issued at the Base Price.

For distributions, including those associated with any liquidation event, the Series A Investment Units and Common Units are treated equally as one class of units.

The Board has the authority to issue up to 10% of the total outstanding common units of the LLC as Incentive Units (also referred to as "Profits Interest Units") in compliance with Rule 701 of the Securities Act. Incentive Units may be issued to Managers, Officers, employees, consultants, advisers or other service providers of the Company in accordance with the Company's written Incentive Plan. The Incentive Units are intended to constitute "profits interests" in the Company within the meaning of Revenue Procedures 93-27 and 2001-43 by the IRS. These units may, or may not, be subject to a vesting period and, upon vesting, are entitled Distributions that exceed the associated Profits Interest Hurdle (the amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time such Units are issued).
Ability of one class of security to materially limit, dilute or qualify the rights of another class:
The rights of the current offering are not affected by other classes of security.
Ability of any principal shareholders to affect the purchasers of the securities being offered:
The rights of the purchasers of the current offering cannot be affected by the rights of current members of the LLC. Revenue sharing rights would be detailed in contracts between the purchasers and the company and would become creditors in the event of the Company ceasing operations. Creditors would have priority over LLC members (shareholders) in any liquidation event.

Valuation of the Securities

The Company has determined the purchase price for the Notes by taking into account its anticipated future revenue. This purchase price was not based on any independent valuation of the Company or any of its assets. It should be noted that one of the reasons that the Company chose to offer Revenue Share Agreement is that this type of security avoids the need to determine a valuation for the Company or its assets. As stated on the Platform, the Intermediary has not provided any investment advice relating to the Offering or the pricing of the Notes.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes. We anticipate that approximately 50% of this raise will be used for sales and marketing with the remainder being used to accelerate the development of our other product ranges for high school chemistry and physics, and elementary and middle school science courses. The following table reflects our anticipated estimated use of proceeds:

Category	*MINIMUM ACHIEVED*		*MAXIMUM ACHIEVED*	
	Estimated $ Amount	% of Proceeds	Estimated $ Amount	% of Proceeds
Total Proceeds	$100,000		$1,000,000	
Misc. Offering Costs (Legal)	1000	1.00%	2000	0.20%
Misc. Offering Costs (Admin)	2500	2.50%	5000	0.50%
Commission Expenses (GrowthFountain)	6000	6.00%	60000	6.00%
Less: Offering Expenses	$9,500	9.50%	$67,000	6.70%
Salaries & Benefits (Sales & Marketing)	40500	40.50%	408000	40.80%
Marketing, Lead Generation	5000	5.00%	50000	5.00%
Travel, Conferences and Events	5000	5.00%	30000	3.00%
Operations	2000	2.00%	25000	2.50%
Salaries & Benefits (R&D)	38000	38.00%	420000	42.00%

Total Use of Net Proceeds

	$90,500	90.50%	$933,000	93.30%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
The following describes the operating history of the issuer with a focus on whether historical results and cash flows are representative of what investors should expect in the future.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$190,244	$236,676
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$475	$0
Short-term Debt	$1,995	$6,504
Long-term Debt	$0	$0

Revenues/Sales	$6,116	$1,233
Cost of Goods Sold	$1,022,148	$814,858

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

The financial statements for the prior two years (2014 and 2015) were prepared by our CPA firm and used to file our tax returns for those years and are certified to be accurate by the Managing Member and CEO of IS3D LLC by Dr. Thomas Robertson. As an LLC, the Company is taxed as a partnership and tax liabilities or benefits are passed through to the members of the LLC and, as such, the Company itself does not pay any Federal or State Taxes (the members of the LLC pay any taxes according to their percentage ownership of the LLC). 2014 and 2015 activities were mainly confined to research and development of the products, and income was confined to grant revenues and income from selling State tax credits. These revenues enabled the company to meet its goals for these years, which were to expand its R&D initiatives, and refine our technologies.

The Company expects to close the current financial year (2016) and submit its tax returns in January 2017, and we expect the accounts to be similar to 2015. In 2016, we received $100,000 as an equity investment from AT&T Media Inc., and $30,000 from an Angel Investment group (following on from their $120,000 investment in 2015).

Our Federally funded (grants) research and development projects were approved by the State of Georgia for transferrable tax credits, which we sold for a net of $384,131 in 2016. Our projects are pre-approved for 2016, and we expect to net a similar amount upon sale of these tax credits in February 2017. In 2016, we applied for Phase III funding from the Georgia Research Alliance, a State of Georgia entity that provides funding to support the commercialization of intellectual property developed at State entities, such as colleges and universities in Georgia. Phase III is a $250,000 loan that is repayable after 2 consecutive years of Company profitability and has an interest rate of 5%. To date, we have used $110,000 of this facility and we anticipate accessing the remaining $140,000 in Q1 and Q2 of 2017. We currently have $199,000 in unbilled receivables from our current Federal grants. The proceeds from this offering would be used to support sales and marketing and product R&D in the first half of 2017. The proceeds from the offering would support our main goals of significantly increasing sales revenues in 2017 and expanding our customer base to approximately 500 schools by the end of 2017.

A significant portion of the Company's current revenue is derived from state and federal grants which, due to the terms of such grants, are ineligible to be shared with third parties or to be used as a repayment source in connection with the security being offered. Consequently, for purposes of determining the pool of revenue that is available for repayment of the obligations set forth in the Revenue Share Agreement, all grant revenue is excluded from such pool (as such revenue is identified in line item 4010 in the Company's Profit & Loss Statement included in the attached financial statements) and only the remaining revenue shall be used to repay such obligations (including the Interactive Gaming Tax Credit identified in line item 4030, the Rental Income identified in line item 4040 and the Sales Revenue in line item 4100 consisting of Software Subscription Revenue and Software Sales). In 2015, grant revenue accounted for approximately 77% of the Company's total income, and the Company expects to reduce that percentage as it works to grows subscription revenue in the future.

Material Indebtedness

The Company has indicated that it currently has outstanding material indebtedness. The general terms of the Company's current and outstanding indebtedness are reflected of the following table:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Material Terms
The Georgia Research Alliance Inc.	110000	5 %	2021-10-18	A further $140,000 can be drawn from the Georgia Research Alliance to an aggregate loan value of $250,000. The loan is repayable after 2 consecutive years of Company profitability. The loan is a Senior Promissory Note and takes seniority over other creditors in the event of a liquidation event.

Previous Issuer Offerings

The Company has provided the following list of exempt offerings conducted over the past 3 years:

Date of Offering	Exemption Relied Upon	Securities Offered	# Units Sold	Use of Proceeds
2016-06-17	Section 4(a)(2) and Regulation D, Rule 506	Preferred Units in the LLC (equity) to AT&T	250,000	Establish customer relations management (CRM) systems and personnel, begin sales and marketing activities, and supplement

				Federally funded product development projects.
2016-02-28	Section 4(a)(2) and Regulation D, Rule 506	Preferred Units in the LLC (equity) to Athens Cambridge Oak Fund LP	75,000	Establish customer relations management (CRM) systems and personnel, begin sales and marketing activities, and supplement Federally funded product development projects.
2015-11-16	Section 4(a)(2) and Regulation D, Rule 506	Preferred Units in the LLC (equity) to Athens Cambridge Oak Fund LP	300,000	Establish customer relations management (CRM) systems and personnel, begin sales and marketing activities, and supplement Federally funded product development projects.

Financial Statements

The issuer's financial statements are attached as Exhibit B.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

As noted earlier, the sharable revenue will be limited to revenues associated with sales of the products and also revenues from the sales of State Tax credits. **The sharable revenue does not include revenues from Federal grants under the SBIR programs (grant revenues can only be used to fund research and development activities).** For Financial Year 2014, the sharable revenue would have been $1,233 and for Financial Year 2015 the sharable revenue would have been $506,242. When reviewing the financial statements, please note that for purposes of determining the pool of revenue that is available for repayment of the obligations set forth in the Revenue Share Agreement, all grant revenue is excluded from such pool (as such revenue is identified in line item 4010 in the Company's Profit & Loss Statement included in the attached financial statements) and only the remaining revenue shall be used to repay such obligations (including the Interactive Gaming Tax Credit identified in line item 4030, the Rental Income identified in line item 4040 and the Sales Revenue in line item 4100 consisting of Software Subscription Revenue and Software Sales).

GENERAL CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information

There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder

Purchases of a Revenue Share Agreement are considered debt securities and have risks relating to limited control, limited information and limited rights.   Note holders have no voting power to influence the Company and must address the following risks:

- Note holders have no right to participate in any management decisions of the Company or the day-to-day operations.
- Note holders have limited rights to information beyond those filings that are required by law to be made available.
- Note holders have limited rights to cause a prepayment of the amounts owed.
- Note holders have no blocking rights and limited input into fundamental corporate changes such as sale of the Company.   There is a risk that a sale could be structured in a way to avoid certain payouts to note holders, such as a sale of assets over time with the proceeds reinvested in another business.
- Note holders may have interests that are different than equity holders, some of whom may be part of the management team of the Company. There is the risk that a Note

> holder may perceive a conflict of interest if, for example, the managers that are shareholders take any other action that benefits them but increases the risk that revenue may be impacted such that the repayment period from the revenue share is extended.

- The Company may take certain corporate actions that could impact Note holders, particularly if such actions impact the future revenue stream that is supporting the repayment of the Notes.

Risks Related to Tax Considerations

The Company is subject to federal, state and local taxes. The Company intends to treat the Revenue Share Agreements as debt for federal income tax purposes. However, the classification of the Notes for federal income tax purposes is not definite and the Company makes no guarantee that the IRS will accept the tax treatment as such. The IRS has not provided guidance as to whether the Notes are considered debt or equity and a change in the Internal Revenue Code may alter the way that Note holders are treated for federal tax purposes.

The Company believes its tax positions and estimates are reasonable, however, the Company could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Company. If the Company must make additional payments of amounts, this could have a material impact on its results of operations and financial positions. The determination by the Issuer that the Revenues Share Agreement be treated as a debt instrument for U.S. federal income tax purposes is **NOT** intended, nor construed to be legal, or tax advice for any individual(s). All prospective investors are highly recommended to consult their own independent tax and legal professionals for any information related to the purchase, ownership and disposition of the Notes.

Risks from a Conditional Commitment in Debt Securities

This Offering is being made on a conditional basis with no minimum amount of Notes guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company. The speed with which each Note is repaid is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested is not guaranteed, and the Notes could become worthless, for example upon a bankruptcy of the Company where there are no assets to satisfy creditors. Each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

To the extent that there is funding that exceeds the minimum amount, investors may experience an extended payback period as additional investors will be pulling from the same fixed revenue pool. In the event the Company does not generate any or sufficient revenue, investors may not receive any return at all and/or may lose a portion or all of their investment amounts.

The return to investors who participate in the Revenue Share Agreement and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of revenue translating into the inability of the Company to continue to make payments to the Note holders in the amounts anticipated.

Risks from Relying on an Exemption from Registration

The Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Notes. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers. Neither the Intermediary nor any third party has made a determination that the Company may use the crowdfunding exemption.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the needs and requirements of schools and teachers and to offer products that meet these needs.
If we do not offer products that meet these needs, our sales and market share will decrease. If we do not accurately predict which shifts in science education practices will be long-term, or if we fail to introduce new and improved products to satisfy those practices, our sales could decline. If we fail to expand our product offerings successfully across science courses, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in the industries we serve.

The Company's market is focused on the education industry. The continued economic health of the education industry will drive the amount of funds available to invest in new technologies, such as those we offer. A downturn or consolidations in the industry could reduce demand for our products. A downturn in the US economy could have adverse effects on the education industry.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our customers. On some occasions, this pricing pressure may result in lower revenue from a school or school district than we had anticipated based on our previous agreement with that customer. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, reductions in school budgets for science education materials could adversely affect renewals of customer contracts and could result in a reduction in revenues from those customers and could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals, our business and results of operations could be adversely affected.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. While we have established customer support operations, such as training webinars, professional development services for schools and web tutorials for customers, if our customers are not satisfied, our reputation and customer loyalty could be negatively affected.

The Success of the Company Will be Affected by the Ability of the Manager to Operate the Business Profitably and Gain Market Acceptance of our Products

The Company has spent considerable time in discussion with market authorities to gain potential acceptance of our products once introduced into new marketplaces. We have formulated our business plan and strategies based upon certain assumptions related to current market trends, public and private schools sales cycles, current competitors in the supplemental materials market sector, state and national education standards, research regarding student performance while using our software, teacher attitudes toward our products, price points for supplemental software in the science education market, and assessments of current and future purchasing criteria of potential customers. Our assessments regarding market size, market share, and or market acceptance may prove to be incorrect and is therefore a risk factor related to this investment. Envisioning the future is riskier and while our business plan allows for midcourse changes and corrections, the underlying assumptions about our products and the future environments in the marketplaces we are targeting are inherently more risky than today's assumptions and analysis. The business model presents our view of the industry and its ability to sustain our operations and growth. However, underlying assumptions about industry pricing practices, industry demand, technological changes, and other business factors may affect results and have a material impact on profits or losses.

The Education Technology Market Depends on Technology Infrastructure and Resources

Although we have identified what we believe to be a need in the market for our products, our products depend on the availability of computing devices and internet access in schools. While the technology infrastructure in US schools has improved in recent years, there is no guarantee that this situation still continue to improve due to the reliance on State and Federal funding for these resources.

FINANCIAL RISK FACTORS

Our company may need additional funding in the future, which may not be available.

The Company's business is anticipated to require additional capital investment in the future. If the Company is unsuccessful in raising sufficient funding, this may restrict planned or future development; limit our company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

The Company's future revenue goals are unpredictable and may fluctuate.

The Company has forecasted its capitalization requirements based on sales goals and cost estimates. Changes to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Operating costs and results may fluctuate due to factors that are difficult to forecast and not within our control

In addition to general US and World economic conditions and educational technology market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs would likely negatively impact our operating income, and could undermine our ability to grow our business. Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance.

The Company has limited financial statements for this offering

The company's accounts are handled by an independent accounting firm that specializes in compliance with Federal contracts, such as the Small Business Innovation Research grants, and the company has passed two independent audits with relation to compliance with Federal regulations.

However, the company does not have a full independent audit of our accounts. In addition to the unaudited financial statements presented, we expect to prepare financial statements on a periodic basis. The financial data presented has been audited with respect to the expenditure of Federal funds, but has not been audited with respect to expenditures of non-Federal funds. In preparing the financial statements, we have made certain assumptions concerning our business and the market which may not be accurate. Investors are encouraged to review any statements with an independent accountant and should not invest if they believe that they have insufficient information.

Future Research and development funding may be dependent upon securing additional Federal Grants

To date, the company has funded its research and development activities by competing for, and winning, Small Business Innovation Research grants from Federal agencies. Expansion and development of the company's products for science education may depend on securing further grants, which may not be forthcoming. Should the company be unsuccessful in securing these grants, our research and development operations would be reduced and delay the development of new products, thereby reducing future sales revenues.

OPERATIONAL RISK FACTORS

If the Company fails to achieve certain operational goals it may incur significant losses and there can be no assurance that the Company will become a profitable business.

The Company's ability to become profitable depends upon successfully executing on operational goals, such as successful marketing efforts and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated operational problems and executional expenses may impact whether the Company is successful. If the Company sustains losses over an extended period of time, it may be unable to continue in business and may need to make significant modifications to its stated strategies. Although the management team may have had some success in the past, they may be unable to meet future business objectives due to unanticipated operations challenges.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

The Company has established distribution deals with three science education companies and will seek to establish commercial partnerships with others. We will need to maintain these relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

We may experience defects and system failures which would harm our business and reputation and expose us to potential liability.

We may encounter delays when developing new products. Alternatively, any new products and services may in the future contain undetected errors or defects when first introduced to the education market. Defects, errors or delays in development of our products could result in an interruption of business operations; a delay in market acceptance; additional development and remediation costs; diversion of technical and other resources; a loss of customers; negative publicity; or exposure to liability claims. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Our advertising and marketing efforts may be costly and may not achieve desired results.

Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Incidents of hacking, identity theft, cyberterrorism and natural disasters may affect our business

Our business operations are dependent upon digital technologies, including information systems, infrastructure and cloud applications. The U.S. government has issued public warnings that indicate that such business information technology might be susceptible to cyber security threats, including hacking, identity theft and acts of cyberterrorism. Additionally, our critical systems may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems, whether man made or acts of nature. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. As cyber incidents continue to evolve we may be required to expend additional resources to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

We have a limited operational history upon which you can evaluate our performance

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises in the educational technology market. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

We plan to introduce new product lines for other science courses

In developing and marketing new product lines for high school chemistry and physics, and lower grade level science courses, we may invest significant time and resources. Initial timetables for the introduction of these new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

COMPETITIVE RISK FACTORS

Many of our competitors have greater brand recognition and more extensive resources.

Many of our competitors have significantly greater financial, technical and human resources than we have. Accordingly, our competitors may commercialize products more rapidly than we are able to, which would adversely affect our competitive position. This may place us at a disadvantage in responding to our competitors' pricing strategies, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their offerings. These competitors may limit our opportunity to acquire customers and facilitate business arrangements. There is no certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While the Company is aware of certain competitors in the market, there is the possibility that new competitors may enter and that they may be better funded. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand.

PERSONNEL AND THIRD PARTY RISK FACTORS

Our company may be unable to retain senior personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk.

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Although dependent on certain key personnel, the Company does not have any life insurance policies on any such individuals.

While the Company is dependent on key personnel in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to the death or disability of those individuals. Therefore, in the event that any of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such persons absence. The loss of such person could negatively affect the Company and its operations

The Company may not be able to adequately ensure the loyalty and confidentiality of employees and third parties

The Company relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach. While all of the company's technologies are developed in-house, there is no guarantee that the Companys' systems may not be vulnerable to hacking or acts of cyber-terrorism.

LEGAL AND REGULATORY RISK FACTORS

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

The Company has a pending patent application covering its core technologies relating to the real time assessment of critical thinking skills in science classrooms. There is no guarantee that this patent application will be granted or that the Company's intellectual property rights are sufficiently broad. The steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding future intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all. This could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations relating to student data security. While the company is compliant with current regulations, it is impossible to predict future changes to these laws and regulations. Changes to these laws and regulations could cost the company in terms of time and operational costs that could delay making our products available to customers, increase our costs of doing business, and adversely affect our business and results of operations.

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

- The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).
- The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940
- The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- in connection with the purchase or sale of any security;
- involving the making of any false filing with the Commission; or
- arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

- in connection with the purchase or sale of any security;
- involving the making of any false filing with the Commission; or
- arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;
- at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or
- at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or
- constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
- places limitations on the activities, functions or operations of such person; or bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or
- Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

 (7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure

The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

Calculation of Available Revenue Pool

The sharable revenue will be revenues associated with sales of the products and also revenues from the sales of State Tax credits. The sharable revenue does not include revenues from Federal grants under the SBIR programs (grant revenues can only be used to fund research and development activities). For Financial Year 2014, the sharable revenue would have been $1,233 and for Financial Year 2015 the sharable revenue would have been $506,242.

A significant portion of the Company's current revenue is derived from state and federal grants which, due to the terms of such grants, are ineligible to be shared with third parties or to be used as a repayment source in connection with the security being offered. Consequently, for purposes of determining the pool of revenue that is available for repayment of the obligations set forth in the Revenue Share Agreement, all grant revenue is excluded from such pool (as such revenue is identified in line item 4010 in the Company's Profit & Loss Statement included in the attached financial statements) and only the remaining revenue shall be used to repay such obligations (including the Interactive Gaming Tax Credit identified in line item 4030, the Rental Income identified in line item 4040 and the Sales Revenue in line item 4100 consisting of Software Subscription Revenue and Software Sales). In 2015, grant revenue accounted for approximately 77% of the Company's total income, and the Company expects to reduce that percentage as it works to grows subscription revenue in the future.

Issuer Videos

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:

There are 10 videos as part of the offering, which are not intended as investor information. They include testimonials, interviews and product demonstrations, and are all available on the Company's youtube channel at https://www.youtube.com/user/InteractiveScience3D

REPORTING OBLIGATIONS

End of Reporting Requirement

The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:

the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;

the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:

https://www.cogenteducation.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

THESE FILES HAVE BEEN DIRECTLY UPLOADED TO THE SEC WEBSITE AS AN EXHIBIT TO THE FORM C

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

THESE FILES HAVE BEEN DIRECTLY UPLOADED TO THE SEC WEBSITE AS AN EXHIBIT TO THE FORM C

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

THESE FILES HAVE BEEN DIRECTLY UPLOADED TO THE SEC WEBSITE AS AN EXHIBIT TO THE FORM C

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Tyler Wood

Employer	Principal Business	Responsibilities	Start Date	End Date
Tyler Gerhart Consulting	Educational Strategy Consulting Services	Proprietor	2009-06-01	2014-12-01

Previously held positions with the issuer

Position	Start Date of Service	End Date of Service
Consultant	2010-04-01	2014-12-01

Employment information from previous employers over the last three years for each of the Company's directors is as follows:

Bob Pinckney

Employer	Principal Business	Responsibilities	Start Date	End Date
Evoshield	Sports Apparel	CEO	2010-01-01	2014-11-01

EXHIBIT D: FORM OF REVENUE SHARE AGREEMENT

THIS INSTRUMENT AND THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

THE INVESTOR ACKNOWLEDGES THAT THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND THAT THE INVESTOR HAS RELIED ON ITS OWN EVALUATION OF THESE SECURITIES IN MAKING AN INVESMENT DECISION. THE INVESTOR UNDERSTANDS THAT THIS INSTRUMENT HAS BEEN SOLD IN RELIANCE UPON SECTION 4(A)(6) OF THE ACT AND SEC RULE 227 PROMULGATED THEREUNDER WHICH INCLUDE CERTAIN RESTRICTIONS ON TRANSFER FOR A ONE YEAR PERIOD AFTER THE DATE OF ISSUANCE.


REVENUE SHARE AGREEMENT


This Revenue Share Agreement ("*Agreement*") is made between issuer_legal_name, a jurisdiction_of_organization corporate_structure (the "*Company*"), and investor_legal_name ("*Investor*"), on close.date ("*Issuance Date*"). For good and valuable consideration and intending to be legally bound, the parties agree as follows:

1.   Participation in Crowdfunded Offering. Investor acquired the rights contained in this Agreement in connection with an offering (the "*Offering*") in reliance on section 4(a)(6) of the Act. Investor acknowledges and agrees that this Agreement represents an investment contract in which the Investor has joined with other participants in the Offering to invest money in the Company with the expectation of profits solely from the efforts of the Company. The Investor acknowledges and understands that this Agreement is one of a series of Revenue Share Agreements offered by the Company in the Offering.

2.   Repayment Promise. For value received, the Company hereby promises to pay to the Investor in lawful money of the United States of America and in immediately available funds, the Total Repayment Amount (as defined below) in the manner set forth in this Agreement. Investor hereby agrees to accept the Total Repayment Amount as consideration for the Investment Amount (as defined below) consistent with the terms of this Agreement. The parties agree that the term "*Investment Amount*" shall mean that dollar amount committed to the Company by the Investor in the Offering equal to $investment_amount. The parties further agree that the term "*Total Repayment Amount*" shall mean that dollar amount that is equal to a multiple of two times

(2x) the amount of the Investment Amount. Investor acknowledges that Investor may have paid certain fees to participate in the Offering and that such fees are not included in any calculation of the Investment Amount or the Total Repayment amount.

3.　　**Calculation of Revenue Share Payment.** The parties agree that the term "***Fiscal Year***" shall mean the twelve (12) month accounting period in which the Company's annual financial statements are regularly prepared. For any Fiscal Year of determination, the term "***Available Revenue Pool***" shall mean that dollar amount equal to five percent (5%) of the gross non-grant-related revenue of the Company in such Fiscal Year of determination, **including** all of the Company's cash receipts from all sales of any kind without any deduction or offset of any kind and **excluding** all state and federal grant income (as identified in line item 4010 in the Company's annual Profit & Loss Statement). For any Fiscal Year of determination, the term "***Revenue Share Payment***" shall mean that dollar amount that is equal to the product of (a) the Available Revenue Pool calculated for such Fiscal Year after multiplied by (b) the Proportionate Share (as defined below). The parties agree that the term "***Proportionate Share***" shall mean a fraction, the numerator of which is the Investment Amount, and the denominator of which is the total dollar amount committed to the Company in the Offering by all participants in the Offering equal to $success_raise_total.

4.　　**Annual Payments from Available Revenue Pool**. Except as otherwise provided in this Agreement and only until the Total Repayment Amount has been paid, for any Fiscal Year of determination, if the Available Revenue Pool exceeds five hundred dollars ($500) in such Fiscal Year, then the Company shall pay the Revenue Share Payment to the Investor on or prior to the date that is sixty days after the end of such Fiscal Year. The Company shall have no obligation to make Revenue Share Payments under this Agreement in the Company's first full Fiscal Year occurring immediately after the Issuance Date, it being understood that the Company shall have a minimum of twelve (12) months after the Issuance Date in which no Revenue Share Payment is due. Consequently, unless the Company exercises the forbearance right described in Section 5 of this Agreement, the Company will begin making Revenue Share Payments to the Investor within sixty days after the conclusion of the Company's second full Fiscal Year occurring immediately after the Issuance Date.

5.　　**One-Time Payment Forbearance**. In any single Fiscal Year and not in any other Fiscal Year, the Company may in its sole discretion forbear the annual payment of the Revenue Share Payment due for such Fiscal Year upon notice to Investor, it being understood that such forbearance shall allow the Company to refrain from making the Revenue Share Payment for such Fiscal Year that the Company would otherwise be required to pay. After the Company exercises the forbearance right contained in this Agreement, it may never use such right again. For the avoidance of doubt, the Company may use the forbearance right contained in this Agreement only once, and it in no way relieves the Company from the obligation to repay the Total Repayment Amount.

6.　　**Voluntary Payment Acceleration**. The Company may make payments to the Investor in excess of the Revenue Share Payment at any time and may fully or partially prepay any amounts at any time provided that such amounts are counted toward the Total Repayment Amount. The parties agree that this Agreement contains no specific due date for the repayment of the Total Repayment Amount.   The Total Repayment Amount will be considered paid in full when the

Company has paid to the Investor those Revenue Share Payments which, when aggregated with any prepayment amounts, collectively are equal to the Total Repayment Amount.

7.　　**Payment upon Change of Control**. Upon a Change of Control (as defined below) at any time prior to the full payment of the Total Repayment Amount to the Investor, the Company shall pay to the Investor, prior to or simultaneously with the closing of such Change in Control, an amount equal to the Total Repayment Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. The parties agree that the term "***Change of Control***" shall mean the earlier to occur of (a) the Company's sale of all or substantially all of its material assets or (b) a merger, consolidation, reorganization or similar business transaction which results in a change in the ownership of more than 50% of the outstanding voting power of the Company.

8.　　**Place and Form of Payment**. All amounts payable hereunder shall be paid to the Investor at the address on record with the Company or to the account that Investor has designated to the Company or to the account from which Investor made the investment in the Offering. The Company may use a third party agent to process any such payments and may share information relating to the Investor with such third party, including personally identifying information and account information. The Company may, directly or indirectly through a third party, transfer payments via automated clearinghouse payment, wire transfer or check at its discretion. Pursuant to the terms of this Agreement, the Company shall make, or cause to be made, continuing annual Revenue Share Payments to the Investor until the Total Repayment Amount is repaid in full.

9.　　**Payments Made Pro Rata**. Investor acknowledges that a number of other participants in the Offering acquired the same form of security as the Investor with the same rights to a repayment from the Available Revenue Pool of twice the amount that such participant invested in the Offering (each such participant, not including the Investor, a "***Holder***"). The Company warrants that Investor and each Holder invested in the Company's securities on the same terms and conditions with respect to repayment although their invested amounts may differ. This Agreement and the promise to pay contained herein is issued as part of a series of securities issued in the Offering and the Investor agrees that payments made from the Available Revenue Pool shall be made pari passu between the Investor and each Holder in proportion to each party's dollar amount invested in the Offering (excluding any fees paid to participate in the Offering). Investor acknowledges and agrees that all payments required by this Agreement, including optional payments with respect to any prepayment amounts, shall be made pro rata among the Investor and all of the Holders based on the amount of their investment in the Offering (excluding any fees paid to participate in the Offering) and the Investor shall make no claim for any amount of any Company payment greater that the Investor's Proportionate Share of such payment. If the Investor shall obtain any payment from the Company that was not made proportionately to other Holders, then the Investor shall return the excess amount to the Company to be shared ratably with the other Holders. The Company's repayment obligation to the Investor under this Agreement shall be on parity with the Company's obligation to repay all of the Holders of securities issued in the same Offering. If the Company does not have sufficient funds to repay all participants in the Offering, then payment shall be made on a pro rata basis among the Investor and all of the Holders based on the amount of their investment in the Offering (excluding any fees paid to participate in the Offering).

10. **Unsecured Obligation**. Investor understands and accepts that the promise and obligation to repay the Total Repayment Amount is an unsecured obligation and that no security interest of any form is granted by this Agreement in any asset held by the Company. No party has guaranteed the repayment of the Total Repayment Amount. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present or future member or owner of the Company directly. The obligations in this Agreement will be handled pari passu with all other outstanding Revenue Share Agreement obligations of the Company that arise as a result of the Offering.

11. **No Stockholder Rights**. The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

12. **Availability of Financial Information**. The Company agrees to timely file all tax returns (federal, state and local) required to be filed by it. For so long as the Total Repayment Amount remains outstanding, the Company will make available to Investor, via the Company's website or otherwise, a copy of the Company's federal tax returns within thirty days of filing such return. The Company warrants that all such tax returns made available will be true and correct in all material respects. The Company may, at its sole discretion, substitute audited financial statements or unaudited financial statements signed by an independent accountant for the tax returns required in this Agreement, in each case prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated and in each case certified by an officer of the Company. In connection with the end of each Fiscal Year, the Company shall send to the Investor and each Holder a copy of the financial statements prepared for such Fiscal year within sixty days of the end of such Fiscal Year, in each case, with such financial statements including a profit and loss statement identifying all grant related income in line item 4010 to be excluded from the calculation of Available Revenue Pool. The Company is obligated to file, and will file, an annual report electronically with the SEC annually and post the report on its website at website. The Company will continue to comply with the ongoing reporting requirements of the Act until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Securities and Exchange Act; (2) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) the Company or another party repurchases all of the securities issued in reliance on the 4(a)(6) exemption of the Act; or (5) the Company liquidates or dissolves its business in accordance with state law.

13. **Confidentiality**. The Investor agrees (a) to use all non-public information received from the Company only to the extent necessary to enable the Investor to assess the Investor's investment in the Company and to confirm the Company's determination of the Revenue Share Payment and (b) not to disclose or provide any non-public information received from the Company to any person or entity without the Company's prior written consent. Ownership of all right, title and interest in any information made available to the Investor by the Company pursuant to this

Agreement shall remain at all times with the Company, and nothing in this Agreement shall give to Investor any right, title or interest in, or license to, any such information.

14.   **Default.** Upon the occurrence of an Event of Default (as defined below), all unpaid amounts of the Total Repayment Amount owing hereunder and still outstanding shall automatically be immediately due, payable and collectible by Investor pursuant to applicable law. The parties agree that each of the following events shall be an "*Event of Default*" hereunder:

(a)   Other than with respect to the one-time forbearance contemplated by this Agreement in Section 5, the Company fails to pay any annual Revenue Share Payment due under this Agreement on the date the same becomes due and payable;

(b)   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing; or

(c)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

15.   **Characterization of Investment**. Investor acknowledges and accepts that this Agreement and the promise to pay a sum certain contained herein may be deemed a form of security for purposes of the Act. The parties agree that they shall treat this obligation to repay the Total Repayment Amount as debt for financial, tax and other applicable purposes, and not as equity. The promise to pay amounts due pursuant to this Agreement is an unsecured obligation and may, under certain circumstance, be deemed to be a promissory note or a form of unsecured loan. Investor acknowledges that the contractual rights contained in this Agreement include the Company's promise to repay the Total Repayment Amount over time in variable amounts and consequently, an interest rate may be impossible to calculate. To the extent allowed under applicable law, the Revenue Share Payment and any portion thereof will not be considered interest under state usury laws. The parties agree that the Investment Amount does not accrue interest because the promise to pay the Total Repayment Amount is effective immediately upon execution of this Agreement. Investor understands and accepts that there is no specific date upon which Total Repayment Amount will be repaid that can be calculated as of the date of this Agreement. Investor hereby authorizes the Company to make any withholding required by law.

16.   **Transfer, Successors and Assigns.** This Agreement and the obligation to repay the Total Repayment Amount described herein may not be sold, transferred or assigned by the Investor without (a) the consent of the Company, which consent may be withheld for any reason, and (b) complying with all applicable federal and state securities laws. The Company may require that any desired transferee deliver to the Company a signed written agreement acknowledging and agreeing to these restrictions on transfer. The Company may assign this instrument in whole, without the consent of the Investor, in connection with any Change of Control or reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17. **Waiver.** The Company waives presentment and demand for payment and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

18. **Amendments**. Any provision of this instrument may be amended, waived or modified upon the written consent of the Company and the participants in the Offering holding a majority of the dollar amount raised in the Offering.

19. **Notice**. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

20. **Governing Law.** This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Issuer's State of jurisdiction_of_organization, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

21. **Termination**. This Agreement shall terminate once the Investor has been repaid the Total Repayment Amount, provided however, that Sections 13 and15 shall survive any such termination.